FORM 6-K

                 SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549


                  Report of Foreign Private Issuer


                 Pursuant to Rule 13a-16 or 15d-16
              of the Securities Exchange Act of 1934


                        04 November 2002


                             mmO2 plc


                        Wellington Street
                Slough, Berkshire SL1 1YP, England

             (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                  Form 20-F..X...    Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes .....   No ..X...


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 ________


Enclosure:

Copy of announcement regarding a Product Launch sent to the London Stock Exchange on 4 November 2002




 mmO2 LAUNCHES REVOLUTION - NEW MOBILE INTERACTIVE SERVICE ENABLES CUSTOMERS TO
                             BRING HANDSETS TO LIFE

Released: 4 November 2002

mmO2 today launched Revolution - a new mobile service that offers any mobile customer registered on the O2 portal the opportunity to purchase a varied and ever-increasing range of premium applications to bring their mobile device to life. There are currently around forty applications available under the categories of entertainment, travel, games, reference, business and health.

Revolution also brings advantages to mobile application developers, who gain access to an open channel to market to O2 customers - 17.75 million potential users - plus customers on other networks (where available) and the genuine ability to monetise their applications.

Revolution pulls together applications from across the globe, developed exclusively for mobile devices. Some examples available now include brainteasers, sports trivia, famous quotes and dating games. mmO2 expects to offer more than 100 applications by the end of the year and more than 500 during 2003.

Revolution is available to everyone with a mobile device including those on pre-pay packages. Customers can access Revolution in three ways: via the Internet through the O2 portal (www.o2.co.uk/revolution), via a mobile browser on their handset (http://wap.o2.co.uk, available under What's New), or by texting 'rev' or 'revolution' to 80202. Customers can search for the type of application they want (e.g. SMS, WAP) either by browsing through a directory or using the 'search' facility.

Bradley de Souza, vice president of sourceO2, said: "Revolution offers customers the opportunity to get more from their mobile device. We know that younger customers, who are currently high volume users of WAP and SMS, are particularly interested in accessing unique content and applications. Revolution provides a ' one stop shop' where they can search for and buy what they want. In the future, we expect to offer a variety of business and productivity applications too. Revolution is exciting because we are letting the customers dictate which applications will be successful."

Applications supported

Currently Revolution supports WML (WAP) and SMS applications. mmO2 plans to support access portals for multimedia messaging (MMS) and downloadable interfaces such as Java in 2003.

Availability and pricing

Revolution is now available in the UK with plans to rollout across the other O2 territories by end 2003.

At launch, each WAP or browse-able application will cost GBP1.50 (EUR2.3). This might include a single higher value application or a bundle of lower value ones. SMS applications will be charged in a per message basis; the price of each message will vary according to application. Customers will be informed of the purchase price before they buy.

Platform

Revolution has been developed using Pinpoint Networks' Fuel Mobile Application Management Platform.

                                    - ends -

mmO2

mmO2 has 100% ownership of mobile network operators in four countries - the UK, Germany, the Netherlands and Ireland - as well as a leading mobile internet portal business. All of these businesses have now been re-branded as O2. Additionally, the company has operations on the Isle of Man (Manx Telecom).

mmO2 was the first company in the world to launch and rollout a commercial GPRS (or 2.5G) network and has secured third generation mobile telephony ("3G") licences in the UK, Ireland, the Netherlands, and Germany.

mmO2 has approximately 17.75 million customers and some 14,000 employees, with revenues for the year ended 31 March 2002 of GBP4.276 million. Data represented 14.6% of total service revenues in the quarter ending 30 June 2002.

Pinpoint Technologies

Pinpoint is a leading provider of software and services to the world's largest mobile operators for the management and delivery of mobile data services. Pinpoint's Mobile Application Management Platform, is a carrier-class software solution that manages the distribution, provisioning, downloading, accounting, and settlement of premium mobile applications and content services

mmO2 Contacts:

Kate Mant

Data PR Manager

mmO2 plc

kate.mant@o2.com

t: +44 (0)773 651 8790



Simon Gordon

Press Relations Manager

mmO2 plc

simon.gordon@o2.com

t: +44 (0)771 007 0698

mmO2 press office: +44 (0)1753 628402


   All mmO2 Group news releases can be accessed at our web site: www.mmo2.com




                              SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                 mmO2 plc


Date: 04 November 2002                By:___/s/ Robert Harwood___

                                           ROBERT HARWOOD
                                           Assistant Secretary